[GRAPHIC OMITTED]

                              Christopher E. Palmer    Goodwin Procter LLP
                              202.346.4253             Counselors at Law
                              cpalmer@                 901 New York Avenue, N.W.
                              goodwinprocter.com       Washington, D.C.  20001
                                                       T: 202.346.4000
                                                       F: 202.346.4444

                                                       June 17, 2010

Via EDGAR
---------

Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

         Re: AXA Equitable Life Insurance Company
             Separate Account FP
             Incentive Life Optimizer(R) II
             Post-Effective Amendment No. 19 filed on Form N-6
               (the "Amendment")
             File Nos. 811-04335 and 333-103199

Dear Mr. Oh:

On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to certain comments of the SEC staff on the above-referenced Amendment. We set forth each specific staff comment and then provide our response. The responses are reflected in a post-effective amendment filed today under Rule 485(b). The page reference numbers in the comments refer to the courtesy copy that we provided to the staff with the Amendment. The footnotes in the response refer to the prospectus filed with this post-effective amendment.

GENERAL
-------

COMMENT 1
---------

Explain to the staff whether the amendment represents an enhanced version of the policy or amends the current disclosure. If the former, then appropriate representation as to the use of multiple prospectuses within a single registration statement should be provided. If the latter, then additional disclosure should be added to make it clear when current or amended disclosure applies, (e.g., whether the disclosure applies retroactively or prospectively).

LIBW/1739559.3

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Sonny Oh, Esquire
June 17, 2010
Page 2

Response 1
----------

The prospectus included in the Amendment covers an enhanced version of the IL Optimizer variable life policy. As approvals are obtained and the enhanced version is implemented in states, the existing version will no longer be sold. The existing prospectus for the original version of the contract will remain in place after the Amendment becomes effective. In addition, the current version of the prospectus will be used for in-force IL Optimizer contract owners. Under these circumstances, we believe maintaining in the registration statement two versions of the prospectus, one for the enhanced version and one for the current version is consistent with the November 1996 industry comment letter. The modifications in the new prospectus do not reflect modifications to the existing IL Optimizer policy, and therefore we do not believe any changes to the existing prospectus are appropriate.

COMMENT 2
---------

Please disclose to the staff whether there are any guarantees as to any of the company's guarantees under the policy, or whether the company will be responsible, or whether there will be any support agreements as to liability.

RESPONSE 2
----------

The Company does not have any agreement with any third party providing a guarantee of the particular benefits or guarantees under the contracts. The Company, however, does have standard mortality reinsurance arrangements with reinsurance companies with respect to the Company's business generally. The Company remains primarily responsible for paying out on any benefits or guarantees associated with the contracts, regardless of such reinsurance. The Company does not have any agreement with any third party providing any commitment or guarantee of capital support for the Company.

PROSPECTUS
----------

COMMENT 3 - FRONT COVER PAGE
---------

Revise the first paragraph of the front cover page to remove any implications that investors may not rely on the prospectus as a document that discloses all material rights and representations under the policy. This should include revising the first paragraph to indicate that the prospectus describes all material rights and obligations under the policy.

RESPONSE 3
----------

We have added the following disclosure to the cover page:

LIBW/1739559.3                        2

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Sonny Oh, Esquire
June 17, 2010
Page 3

This prospectus also provides a description of all material features, benefits, rights and obligations under the policy.

COMMENT 4 - FRONT COVER PAGE
---------

At the end of the paragraph following the list of variable investment options, please reiterate that death benefits may be subject to estate taxes.

RESPONSE 4
----------

We have added the following disclosure to the cover page:

If you are the policy's owner and the insured person, the death benefit will generally be includible in your estate for purposes of federal estate tax.

COMMENT 5 - FRONT COVER PAGE
---------

At the end of "The Market Stabilizer Option" disclosure, please add the bolded set-off language appearing after the first paragraph under "What is the Market Stabilizer Option?" on the front cover-page of the MSO prospectus filed on Form S-3. Please also add this disclosure to the MSO summary disclosure section on page 10.

RESPONSE 5
----------

We have made the requested revisions.

COMMENT 6 - RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU WILL PAY (PAGE 1)
---------

COMMENT 6A
----------

Please disclose, if applicable, the range of premium taxes as required by Item 3 of Form N-6.

RESPONSE 6A
-----------

This is a flat premium charge. There is no state specific premium tax.

COMMENT 6B
----------

In footnote 1, please delete "following" from the last line of the disclosure.

LIBW/1739559.3                        3

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Sonny Oh, Esquire
June 17, 2010
Page 4

RESPONSE 6B
-----------

We have made the requested revision.

COMMENT 6C(I)
-------------

In footnote 3, please insert "insured's" in lieu of "policy's" in the second sentence.

RESPONSE 6C(I)
--------------

We have made the requested revision.

COMMENT 6C(II)
--------------

Based on its content, move footnote 5 to follow "Request a decrease in your policy's face amount" in the "More information about certain policy charges" section.

RESPONSE 6C(II)
---------------

We have made the requested revision by repeating the content of footnote 5 in the "More information about certain policy charges" section.

COMMENT 6C(III)
---------------

The added disclosure to footnote 7 appears to relate to the first paragraph under the "Transfers" section on page 31, which specifically addresses transfers to and from the MSO Holding Account, and does not provide any general reference to the MSO. Therefore, please revise the added disclosure to footnote 7 to be more precise (i.e., revise the general reference to transfers to and from the MSO to refer to the MSO Holding Account).

RESPONSE 6C(III)
----------------

We have made the requested revision.

COMMENT 6D(I)
-------------

Footnotes 12 and 17 are duplicative and overlap with footnote 6. Please make the appropriate deletions.

LIBW/1739559.3                        4

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Sonny Oh, Esquire
June 17, 2010
Page 5

RESPONSE 6D(I)
--------------

The footnotes cover different concepts. Footnote 12 covers the first policy year and footnote 17 covers any policy year, and we have modified footnote 17 to more precisely reflect this difference. Footnote 6 addresses face amount increases.

COMMENT 6D(II)
--------------

Footnote 14 states that the highest and lowest possible charges with the Disability Premium Waiver is represented by the sum of the four component costs currently represented in the "Periodic charges other than the underlying trust portfolio operating expenses" table. Therefore, pursuant to Item 3, please provide the sums for the highest and lowest possible charges while providing the breakdown of the component costs in the footnote.

RESPONSE 6D(II)
---------------

We have made the requested revision by breaking out the costs in the table.

COMMENT 6D(III)
---------------

Considering the "Charitable Legacy" and "Enhanced No Lapse Guarantee" Riders have no charges associated with them, please delete them from the "Periodic charges other than the underlying trust portfolio operating expenses" table.

RESPONSE 6D(III)
---------------

We have deleted the references to the Riders in the table, as requested, and instead note that these Riders do not have fees in a footnote to the table.

COMMENT 6D(IV)
--------------

With respect to the percentages reflecting the charges for the Variable Index Benefit, the Variable Index Segment Account Charge, and the MSO Loan Interest Spread Charges in the "Periodic charges other than the underlying trust portfolio operating expenses" table on page 3, please clarify the amount that the percentage is based on and taken from. For example, is this taken from the Segment Account Value or the loan amount specifically relating to the loan interest spread charge? Please add footnotes to explain what the amounts are based on or represent and provide cross-references, as appropriate.

LIBW/1739559.3                        5

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Sonny Oh, Esquire
June 17, 2010
Page 6

RESPONSE 6D(IV)
---------------

We have added the following to footnote 13 to clarify the disclosure and provide cross-references:

This spread is the maximum difference between the annual interest rate we credit and the annual loan interest rate we charge on the amount of any loan deducted from a Segment. See ``Loans'' and ``How we deduct monthly charges during a Segment Term'' under ``About the Market Stabilizer OptionSM'' later in this prospectus for more information about how loan interest is deducted from your policy.

We have also added the following cross-reference, in the form of a footnote, to further clarify the disclosure:

++ Please see ``Charges'' and ``Charge Reserve Amount'' under ``About the Market Stabilizer Options'' for more information on how charges are deducted.

COMMENT 7 - RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS (PAGE 7)
---------

COMMENT 7A(I)
------------

In the second paragraph of the "Policy `lapse' and termination" sub-section following the last bullet on page 8, regarding notice of the grace period, please clarify the result of making a repayment treated as a loan repayment, where the remainder is treated as a premium payment, but where that payment is not enough to keep a policy in force for three months.

RESPONSE 7A(I)
--------------

We have added the following clarification to the disclosure:

If your policy account value is still insufficient to cover total monthly deductions, we will send a written notice that a new 61 day grace period has begun and request an additional payment.

COMMENT 7A(II)
--------------

In the third paragraph, following the last bullet on page 8, please clarify the parenthetical. The disclosure preceding the parenthetical states "less any overdue charges (but not more than the amount to maintain one of the available guarantees against termination)". The meaning of the parenthetical to the staff is not clear because the subsequent disclosure under the "No Lapse Guarantee" and "Enhanced No Lapse Guarantee" riders explains that none of these features entail an extra charge.

LIBW/1739559.3                        6

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Sonny Oh, Esquire
June 17, 2010
Page 7

RESPONSE 7A(II)
---------------

We have clarified the disclosure as follows:

If the insured person dies during a grace period, we will pay the death benefit, less any overdue charges (but not more than the guarantee premium amount required to maintain one of the available guarantees against termination),

COMMENT 7A(III)
---------------

As a matter of providing appropriate risk disclosure, please retain the last deleted paragraph of the "Policy `lapse' and termination" section.

RESPONSE 7A(III)
----------------

We have made the requested revision.

COMMENT 7B
----------

With regard to the "Enhanced No Lapse Guarantee Rider" on page 8, please revise the reference to "AXA Strategic Allocation Funds" or define the term. In footnote 1 to the table "Variable Investment Options" on the front cover page, each option was defined as an "AXA Strategic Allocation investment option." Therefore, please also clarify whether an investor can invest in any of the options, or whether there is a particular one that they must choose in order to elect the feature.

RESPONSE 7B
-----------

We have made the requested revision and consistently refer to the AXA Strategic Allocation investment options. We have also clarified that investors can invest in any of the AXA Strategic Allocation investment options.

COMMENT 7C(I)
-------------

Under "You can elect a `paid-up' death guarantee" on page 8, there is an added item (ii) in the second paragraph that states that the guarantee will terminate if the payment is made under the Living Benefits Rider or the Long-Term Care Services Rider. Therefore, in the last sentence of the preceding paragraph, please add that the guarantee is also not available once a payment pursuant to the Living Benefits Rider is made.

LIBW/1739559.3                        7

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Sonny Oh, Esquire
June 17, 2010
Page 8

RESPONSE 7C(I)
--------------

We have made the requested revision.

COMMENT 7C(II)
--------------

The last paragraph under "You can elect a `paid-up' death guarantee" states that the guarantee is not available with the MSO. If applicable, please add the same disclosure to the preceding sub-sections relating to the "No Lapse Guarantee" and "Enhanced No-Lapse Guarantee Rider".

RESPONSE 7C(II)
---------------

We have added the requested disclosure to the Enhanced No Lapse Guarantee section.

COMMENT 7D
----------

Based on the disclosure up to the "You can receive an accelerated death benefit under the Long Term Care Services" Rider" section on page 9, please consider adding similar details regarding the Living Benefits Rider following this section (i.e., any riders regarding the payments of death benefits appear to have been summarized up to this point).

RESPONSE 7D
-----------

We have added similar details to the section regarding the Living Benefits
Rider.

COMMENT 7E
----------

The "Enhanced No Lapse Guarantee Rider" sub-section on page 8 notes that all of the policy account value must be allocated to the AXA Strategic Allocation Funds. Accordingly, please note that this guarantee is not available if the investor has any amounts invested in the MSO.

RESPONSE 7E
-----------

We have made the requested revision.

COMMENT 7F(I)
-------------

Under the "Investment options within your policy" section, please bold the second to last sentence in the second paragraph on page 10.

LIBW/1739559.3                        8

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Sonny Oh, Esquire
June 17, 2010
Page 9

RESPONSE 7F(I)
--------------

We have made the requested revision.

COMMENT 7F(II)
--------------

Please incorporate the specific restriction for the paid-up death benefit to be invested only in the Axa Strategic Allocation investment options disclosed in the third paragraph on page 10 into the fourth sentence of the first paragraph under "You can elect a `paid-up' death benefit guarantee appearing on page 9, as was provided in the description of the Enhanced No Lapse-Guarantee Rider on page 8.

RESPONSE 7F(II)
---------------

We have made the requested revision.

COMMENT 7G
----------

Under the "About your life insurance benefit" section on page 10, in discussing the death benefit Options A and B, please briefly describe the impact on Option B of having allocations to the MSO.

RESPONSE 7G
-----------

We have clarified the disclosure by adding the following:

For any amounts invested in an MSO Segment, your policy account value will reflect the Segment Account Value.

COMMENT 7H
----------

Under the "Change of death benefit option" on page 11, the third paragraph addresses the impact of changing from Option B to Option A. Please also disclose the impact of changing from Option A to Option B. If there is no impact to the face amount of the policy, then state that instead.

RESPONSE 7H
-----------

We have clarified the disclosure by adding the following:

If you change from Option A to Option B, we will automatically reduce your base policy's face amount by an amount equal to your policy account value at the time of the change.

LIBW/1739559.3                        9

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Sonny Oh, Esquire
June 17, 2010
Page 10

COMMENT 7I(I)
-------------

Under the "You can increase or decrease your insurance coverage" section on page 12, the third sentence of the second paragraph states as a restriction to a face amount increase the insured reaching the maximum issued age as described in their policy (or age 71 if the Enhanced No Lapse Guarantee Rider is in effect), whereas the "policy" is distinct from the prospectus as described in the first paragraph of the front cover-page. Please clarify and disclose whether the maximum issue age in the "policy" is different from the "before the policy year in which the insured person reaches age 121" restriction disclosed in the first paragraph of the section.

RESPONSE 7I(I)
--------------

The first paragraph of the section refers to face amount decreases which have the age 121 limitation. The third sentence in the second paragraph refers to face amount increases and does not conflict with the age 121 face amount decrease limitation disclosed in the first paragraph. We also added the following disclosure as further clarification:

Further, if the underwriting class for the insured person is changed after issue, the maximum age at which the insured person may apply for a face amount increase will be the maximum issue age for the underwriting class for the insured person at the time the increase is requested (which may be different than it was previously).

COMMENT 7I(II)
--------------

After noting that increases may be declined if the Charge Reserve Amount is insufficient, the last paragraph in the "Face amount increases" sub-section makes a general reference to the MSO discussion. For clarity, be explicit that the MSO section explains the circumstances under which the Charge Reserve Amount may be insufficient.

RESPONSE 7I(II)
---------------

We have added the following disclosure:

Please see "About the Market Stabilizer Option(SM)" later in this prospectus for a more detailed explanation about when the Charge Reserve Amount may be insufficient and the provisions and terms used for the MSO.

COMMENT 7J(I)
-------------

Under the "MSO risk factors" sub-section on page 13, if the phrase "early distribution" is to replace "removals" in the first sentence of the first sub-bullet point under the fourth bullet point,

LIBW/1739559.3                        10

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Sonny Oh, Esquire
June 17, 2010
Page 11

please replace all "removals" for consistency. For example, see the remainder of the first clause in the first sentence.

RESPONSE 7J(I)
--------------

We have reverted back to the term "removals" and made the corresponding revisions.

COMMENT 7J(II)
-------------

Under the "MSO risk factors" sub-section on page 13, the last sentence of the third bullet point notes that investors may set their own minimum threshold. For clarity, please expand this concept so an investor will readily understand how a threshold addresses the risk of not knowing the Growth Cap Rate in advance.

RESPONSE 7J(II)
---------------

We have removed the sentence from the risk factor.

COMMENT 7(K)
------------

Under the "About Separate Account No. 67" section on page 16, please note the risks associated with this separate account (i.e., assets are also subject to claims of general creditors of the company and that investors should look to the strength of the depositor to satisfy its obligations under the contract).

RESPONSE 7(K)
-------------

We have added the following disclosure, as requested:

These assets are also available to the insurer's general creditors and an owner should look to the financial strength of AXA Equitable for its claims-paying ability

COMMENT 8 - ABOUT THE PORTFOLIOS OF THE TRUSTS (PAGE 18)
---------

Complete the table on page 18 relating to the currently available Portfolios.

RESPONSE 8
----------

We have made the requested revisions.

LIBW/1739559.3                        11

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Sonny Oh, Esquire
June 17, 2010
Page 12

COMMENT 9 - ABOUT THE MARKET STABILIZER OPTION (PAGE 24)
---------

COMMENT 9A
----------

Please confirm that all cross-references to subsequent disclosure in this section are appropriately provided. For example, compare the parenthetical in Item (b) in the definition of "Initial Segment Account" on page 25, which uses the phrase "later in this Prospectus", as opposed to "later in this section", as was provided in Item (a). Also, note that Items (1) and (2) under the "Segments" sub-section on page 26, also use the phrase "later in the Prospectus".

RESPONSE 9A
-----------

We have revised the cross-references.

COMMENT 9B
----------

Saying that the Early Distribution Adjustment ("EDA") will usually result in a reduction in a Segment Account Value, which appears at the bottom of the first column on page 24, is confusing given that the immediately preceding sentence states that there will be a negative adjustment to principal. Please either delete or make the sentences more precise. For example, it would not be inappropriate to provide disclosure that "because of a pro rata refund of certain charges already paid that is included in the EDA of certain charges, the net effect of the EDA will not always result in the reduction of principal".

RESPONSE 9B
-----------

We have added the following sentence:

However, because of a pro rata refund of certain charges already paid that is included in the EDA, the net effect of the EDA will not always result in the reduction of principal.

COMMENT 9C
----------

Please revise the "Who is AXA Equitable?" section beginning on page 15 of the Prospectus based on the last sentence of the second paragraph under "MSO Holding Account" section beginning on page 25.

RESPONSE 9C
-----------

We have revised the disclosure regarding forms that we recommend that customers use to include forms for electing the MSO and any MSO transaction.

LIBW/1739559.3                        12

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Sonny Oh, Esquire
June 17, 2010
Page 13

COMMENT 9D
----------

Please incorporate all disclosure regarding transfer rights and charges in connection with the election of the MSO provided in this section (e.g., the last sentence under "Segment Maturity" on page 26 and the disclosure under "Transfers" beginning on page 31) into the broader discussion of transfer rights and charges under the section "Transferring your money among our investment options" beginning on page 35.

RESPONSE 9D
-----------

We have made the requested revisions.

COMMENT 9E
----------

Under the "Growth Cap Rate Available During Initial Policy Year" section on page 27, please add, if still applicable, the last sentence of the first paragraph and the two bullet points that appear before the second paragraph in the same "Growth Cap Rate Available During Initial Year" section on page 9 in the MSO Prospectus filed on form S-3.

RESPONSE 9E
-----------

The disclosure relates to the addition of the MSO to in-force policies and does not apply because the MSO will be available at issue with IL Optimizer II. The minimum Growth Cap Rate would simply apply during the first policy year for IL Optimizer II.

COMMENT 9F
----------

The discussions of MSO charges on page 28 and of the loan spread under the "Loans" sub-section on page 32 may be retained in those sections, but should also appear in the discussion of all policy charges in the "More information about certain policy charges" beginning on page 53.

RESPONSE 9F
-----------

We have made the requested revision.

COMMENT 9G
----------

Please confirm whether the term "net policy account" in the last sentence of the second to last paragraph under the "How we deduct policy monthly charges during a Segment Term" section on page 29 should instead be "net policy account value".

LIBW/1739559.3                        13

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Sonny Oh, Esquire
June 17, 2010
Page 14

RESPONSE 9G
-----------

We have changed the term to "net policy account value."

COMMENT 9H
----------

Please delete the third paragraph under "Early Distribution Adjustment - Overview" on page 30, as it is repetitious with the fourth paragraph. Moreover, the fourth paragraph better tracks the corresponding paragraph on page 12 of the MSO prospectus filed on Form S-3.

RESPONSE 9H
-----------

We have made the requested revision.

COMMENT 9I
----------

Under the "Paid Up Death Benefit Guarantee and the No Lapse Guarantees" sub-section on page 33, there is a statement that these riders are not available with the MSO. Please include this fact in the relevant sections on the No Lapse Guarantee (i.e., on pages 8 and 48).

RESPONSE 9I
-----------

We have made the requested revisions.

COMMENT 9J(I)
-------------

The Prospectus states on page 33 that the right to cancel provisions on page 52 do not apply to amounts in the MSO. Since the terms on page 33 with regard to amounts in the MSO do not deal with refunds as a result of cancellation, it is unclear what provision of the prospectus does. Accordingly, please clarify how amounts in the MSO are handled in case of cancellation.

RESPONSE 9J(I)
--------------

We clarified the disclosure to indicate that the only the sections of the right to cancel provisions regarding the timing of amounts being allocated to investment options do not apply to the MSO. The cancellation provisions do apply to the MSO.

COMMENT 9J(II)
--------------

Please clarify what is meant in the first clause of the last sentence of the second paragraph under the "Your right to cancel within a certain number of days" sub-section, which states what

LIBW/1739559.3                        14

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Sonny Oh, Esquire
June 17, 2010
Page 15

happens to the funds "if we have not received all necessary requirements for your policy". Please clarify to which requirements you are referring.

RESPONSE 9J(II)
---------------

Necessary requirements can vary greatly depending on the characteristics of the insured. The necessary forms may vary based on the amount and type of coverage applied for and the initial premium requirement may change as a result of the underwriting process/decision. Therefore, we believe that it would be more useful to refer the reader to a financial professional for more information on what requirements would apply to their specific policy and have added disclosure to that effect.

COMMENT 10 - DETERMINING YOUR POLICY'S VALUE (PAGE 34)
----------

Under the section "Determining your policy's value" on page 34, please also include disclosure regarding the limitations associated with the paid-up death benefit. For example, see the second paragraph under the "Guaranteed interest option" sub-section on page 10.

RESPONSE 10
-----------

We have made added the following disclosure:

If you elect the paid up death benefit guarantee, we will restrict the amount of the policy account value that can be transferred or allocated to the guaranteed interest option.

COMMENT 11 - ACCESSING YOUR MONEY (PAGE 37)
----------

COMMENT 11A
-----------

It is unclear whether the phrase "investment options" in the sub-section "Borrowing from your policy" includes segments. By way of comparison, the first paragraph of the "Your right to cancel within a certain number of days" sub-section on page 33 uses the phrase "investment options" so as to exclude segments. Please clarify here what is intended by the phrase.

RESPONSE 11A
------------

We have made the requested clarification by adding the following disclosure and cross-reference:

Please also see ``Loans'' under ``About the Market Stabilizer OptionSM'' earlier in this prospectus should you borrow from values allocated to the MSO. Please note that any portion of a loan allocated to an individual Segment will generate a corresponding Early Distribution Adjustment of the Segment Account Value and be subject to a higher guaranteed maximum loan spread.

LIBW/1739559.3                        15

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Sonny Oh, Esquire
June 17, 2010
Page 16

COMMENT 11B
-----------

Please be clear as to whether amounts taken out of the account value for loans may be taken out of segments, and if so, clarify the effect of the deduction.

RESPONSE 11B
------------

Please see our response to Comment 11a above.

COMMENT 12 - ACCESSING YOUR MONEY (PAGE 37)
----------

Under the "Making withdrawals from your policy" section on page 39, please cross-reference the disclosure under the section "Early Distribution Adjustment" beginning on page 29 with regard to the impact of the EDA on full surrenders when you have elected an MSO.

RESPONSE 12 - ACCESSING YOUR MONEY (PAGE 37)
-----------

We have made the requested revision by adding the following disclosure:

Please see the ``Early Distribution Adjustment'' section under ``About the Market Stabilizer OptionSM'' earlier in the prospectus for more information about the effect of an EDA on a surrender of your policy.

COMMENT 13 - MORE INFORMATION ABOUT PROCEDURES THAT APPLY TO YOUR POLICY ---------- (PAGE 59)

Given that the Substitution of Insured Person Rider is not available with the policy, please delete the section "You can change your policy's insured person" on page 59. However, if the rider is available, please reflect the same on page 47 under the "Other benefits you can add by rider" section, as well as in the fee table and in the section "More information about certain policy charges" beginning on page 53 accordingly.

RESPONSE 13
-----------

The Substitution of Insured Person Rider is available with the policy. This is disclosed as a benefit automatically added at no charge to each eligible policy under "Other benefits you can add by rider." Given that there is no charge for this rider, we have not modified the disclosure in the fee table or in the section "More information about certain policy charges."

LIBW/1739559.3                        16

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Sonny Oh, Esquire
June 17, 2010
Page 17

COMMENT 14 - MORE INFORMATION ABOUT OTHER MATTERS (PAGE 60)
----------

After the first sentence under the section "About our general account" on page 60, please insert that an owner should look to the financial strength of the company for its ability to satisfy its obligations under the policy.

RESPONSE 14
-----------

We have added the requested disclosure.

COMMENT 15 - MORE INFORMATION ABOUT OTHER MATTERS (PAGE 60)
----------

Under the "Disruptive transfer activity" sub-section beginning on page 60, please confirm that the last sentence of the first paragraph on page 61 should refer to each trust or affiliated trust.

RESPONSE 15
-----------

We confirm that the sentence should refer to each trust.

COMMENT 16 - INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE (PAGE 66)
----------

Given the pending effectiveness of the registration statement, please add, if applicable, any other reports filed pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 that have been filed since the end of the fiscal year, covered by the annual report that has already been incorporated by reference.

RESPONSE 17
-----------

We have made the requested revision.

COMMENT 17 - PERSONALIZED ILLUSTRATIONS (PAGE 67)
----------

On page 67, the added last sentence of the first paragraph on the right column states "you may also request an illustration of the GIO and the MSO". Please provide more details as to what these illustrations would reflect.

RESPONSE 17
-----------

We have made the requested revision by clarifying that you can request a personalized illustration, as explained in this section, of amounts allocated to the GIO and MSO.

LIBW/1739559.3                        17

[GRAPHIC OMITTED]

Sonny Oh, Esquire
June 17, 2010
Page 18

COMMENT 18 - APPENDIX I (PAGE I-1)
----------

Please confirm that the illustrations to be updated in Appendix I comply with all disclosure requirements of Item 25.

RESPONSE 18
-----------

We confirm that the illustrations comply with Item 25.

STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

COMMENT 19
----------

Please update the disclosure under the section "Custodian and independent registered public accounting firm" on page 2.

RESPONSE 19
-----------

We have updated the disclosure.

PART C
------

COMMENT 20
----------

Please confirm that all exhibits incorporated by reference also include the file number for the relevant registration statement. For example, please see Item 26(g).

RESPONSE 20
-----------

We confirm that the exhibit list includes the respective file numbers.

LIBW/1739559.3                        18

[GRAPHIC OMITTED]

Sonny Oh, Esquire
June 17, 2010
Page 19

COMMENT 21
----------

Going forward, please make sure that the signature block appropriately tracks the format of the signature blocks set forth in Form N-6 (i.e., there should be only one signature of the registrant and should note that the disclosure may vary depending on whether the post-effective amendment is filed pursuant to Rule 485(a) or 485(b)).

RESPONSE 21
-----------

We confirm that the signature page of the amendment under Rule 485(b) includes the appropriate signature revisions.

COMMENT 22
----------

Please revise the Tandy representations in the response letter for this filing in the form of an EDGAR correspondence.

RESPONSE 22
-----------

The registrant will file with the Commission a letter including Tandy representations requested by the staff.

                                    * * * * *

Please contact me at (202) 346-4253 or Jena Leblang at (202) 346-4052 with any questions on the Company's response to the staff's comments. We appreciate your assistance with this Amendment.

                                                     Yours truly,

                                                     /s/ Christopher E. Palmer

                                                     Christopher E. Palmer

cc: Sun-Jin Moon, AXA Equitable

LIBW/1739559.3                        19